LORD ABBETT SPECIAL SITUATIONS INCOME FUND

90 Hudson Street

Jersey City, NJ 07302

June 30, 2021

VIA EDGAR

Ms. Deborah L. O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Special Situations Income Fund (the “Fund”)
File No. 333-255294; 811-23655

Dear Ms. O’Neal,

Reference is made to the initial registration statement on Form N-2 (the “Registration Statement”) filed on April 16, 2021 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of the Fund.

This letter responds to comments you provided telephonically on June 17, 2021 regarding the Registration Statement. Pre-Effective Amendment No. 1 to the Registration Statement, which is being filed with the Commission on June 30, 2021 (the “Amendment”), reflects the changes made in response to your comments.

Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

1.        Please considering stating a policy of investing at least 80% of the Fund's assets in securities of issuers that the Fund deems to be “special situations.” See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940.

Response: The requested disclosure has been added in the Amendment.

2.        Please clarify in the disclosure, as noted in your response letter dated June 7, 2021, that the Fund does not focus its analysis on any particular ESG area of consideration and does not specifically seek out issuers with “ESG characteristics,” but rather considers ESG factors where relevant or material, among other material factors, in the context of a particular investment opportunity.

Response: The requested disclosure has been added in the Amendment.

* * *

Please call me at (201) 827-2966 if you have any questions or wish to discuss our comments.

Sincerely,

/s/ Pamela P. Chen

Pamela P. Chen

Vice President and Assistant Secretary

Lord Abbett Special Situations Income Fund